ANNEX D

Confidential

Board of Directors Ulticom, Inc. 1020 Briggs Road Mt Laurel, NJ 08054	October 11, 2010

Dear Directors:

Ulticom, Inc. (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Board of Directors of the Company and to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the Company’s shareholders other than the Company’s controlling shareholder Comverse Technology, Inc., (“Comverse”) of the consideration to be received by such shareholders in the contemplated transaction described below (the “Proposed Transaction”).

Description of the Proposed Transaction

The Proposed Transaction involves the potential sale of the equity of the Company to an acquisition subsidiary (“Acquisition”) of a private equity buyer (the “Buyer”).  In order to effectuate the Proposed Transaction, Acquisition will merge (the “Merger”) with and into the Company, upon which the holders of the outstanding shares of common stock, no par value, of the Company other than Comverse will receive [$2.33] per share in cash (the “Merger Consideration”).  Pursuant to a Stock Purchase Agreement entered into between Comverse, Buyer, and Acquisition, Comverse will receive up to $[2.33] per share for its shares, a portion of such amount to be deferred and at risk based on the Company’s financial performance post-closing.  The consummation of the Merger is conditioned on, among other things, the payment of a special dividend of $64,000,000 from the Company’s available funds to the Company’s shareholders on a pro rata basis (the “Contingent Dividend”) and the closing of the Comverse stock purchase.  The Contingent Dividend will be declared by the Company’s Board of Directors on the date hereof and the payment of the Contingent Dividend remains subject to (1) satisfaction of the closing conditions of the Proposed Transaction and (2) the receipt by the Board of Directors of the Company of a bring down, dated as of the payment date, of the solvency opinion of Duff & Phelps dated as of the date hereof.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances.  Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular.  Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of our Opinion included, but were not limited to, the items summarized below:

Board of Directors
Ulticom, Inc.
October 11, 2010

1.	Discussed the operations, financial condition, future prospects and projected operations and performance of the Company and the Proposed Transaction with the management of the Company;

2.
Reviewed certain publicly available financial statements and other financial and operating data concerning the Company, which the Company has identified as being the most current financial statements available;

3.	Reviewed certain financial forecasts prepared by the management of the Company;

4.	Reviewed a draft of the Agreement and Plan of Merger dated October 4, 2010 (the “Agreement”);

5.
Received information from certain officers of the Company who have responsibility for financial and accounting matters that all material contingent liabilities of the Company are disclosed in the Management Representation Letter;

6.
Received information from certain officers of the Company who have responsibility for legal affairs of the Company to the effect that there is no litigation other than that identified in the Management Representation Letter to which the Company is currently a party nor, to the best of their knowledge, any claims or causes of action that are probable of legal assertion against the Company and that in each case would be reasonably likely to have a material adverse effect on the assets, financial condition, business or prospects of the Company;

7.
Considered information regarding a process the Company has undertaken through its financial advisor, Revolution Partners, LLC a division of Morgan Keegan & Company, Inc., to identify potential financial or strategic investors that may have an interest in a transaction with the Company;

8.	Compared the financial performance of the Company with certain other publicly traded companies that we deemed relevant;

9.	Compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of certain other business combination transactions that we deemed relevant; and

10.	Conducted such other analyses and considered such other factors as we deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

3.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

4.	Assumed that information supplied to Duff & Phelps and representations and warranties made in the Agreement are substantially accurate;

Board of Directors
Ulticom, Inc.
October 11, 2010

5.
Assumed that all of the conditions required to consummate the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement without any amendments thereto or any waivers of any terms or conditions thereof;

6.
Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and

7.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any respect, this Opinion cannot and should not be relied upon.  Furthermore, in our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

In rendering this opinion, Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise).  This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice.  Duff & Phelps has not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (b) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Transaction, or (c) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.  In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common stock after announcement of the Proposed Transaction.  Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any transaction expenses or compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such transaction expenses or compensation.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Board of Directors and may not translate to any other purposes.  This Opinion (a) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (b) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (c) does not indicate that the Offer Price  is the best possibly attainable under any circumstances; instead, it merely states whether the Offer Price is within a range suggested by certain financial analyses.  The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this

Board of Directors
Ulticom, Inc.
October 11, 2010

Opinion is based.  This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party or any rights of any kind in favor of any third party.

Duff & Phelps has prepared this Opinion effective as of the date hereof.  This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Without the prior written consent of Duff & Phelps, this Opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose, except as described in the remainder of this paragraph.  This Opinion may be referred to in the Agreement and included in its entirety in any Proxy Statement distributed to stockholders of the Company in connection with the Proposed Transaction or other document required by law or regulation to be filed with the Securities and Exchange Commission, and you may summarize or otherwise reference the existence of this Opinion in such documents, provided that any such summary or reference language shall also be subject to the prior written approval by Duff & Phelps.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors of the Company, and will receive a fee for its services.  No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the Opinion or whether or not the Proposed Transaction is successfully consummated.  Pursuant to the terms of the engagement letter between the Company and Duff & Phelps, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Board of Directors of the Company that it is prepared to deliver its Opinion.

Duff & Phelps has also been retained by the Company on behalf of its Board of Directors under an agreement dated August 10, 2010 to provide an opinion as to the solvency and adequacy of capital of the Company after giving effect to the Contingent Dividend.  Such solvency opinion will be delivered by Duff & Phelps to the Company’s Board of Directors on the date hereof, and a bring-down of such solvency opinion is a condition to the payment of the Contingent Dividend.  Other than these engagements, during the two years preceding the date of this Opinion, Duff & Phelps provided a solvency opinion to the Company in connection with its payment of a special dividend in April 2009, for which compensation was received and the professional fees associated with such services were not material to the financial and operating results of Duff & Phelps.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Merger Consideration is fair, from a financial point of view, to the Company’s shareholders other than the Company’s controlling shareholder Comverse Technology, Inc.

This Opinion has been approved by the internal opinion committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC